UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Rambus Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value

(Title of Class of Securities)

750917106

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Harold Hughes

Chief Executive Officer

Rambus Inc.

4440 El Camino Real

Los Altos, California 94022

(650) 947-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas R. Lavelle Senior Vice President and General Counsel Rambus Inc. 4440 El Camino Real Los Altos, California 94022 (650) 947-5000	Aaron J. Alter Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$84,703,011.96	$2,600.38

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $84,703,011.96 calculated based on the average of the high and low prices of the Company’s common stock as reported on The NASDAQ Global Select Market on October 15, 2007.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,600.38

Form or Registration No.: 005-53267

Filing Party: Rambus Inc.

Date Filed: October 18, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an offer (the “Offer”) by Rambus Inc., a Delaware corporation, to amend certain outstanding options as set forth under the Offer to Amend Certain Options dated October 18, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference. This Amendment has been prepared in order to file the exhibits set forth under Item 12 below, which reflect the fact that the earliest calendar year that may be chosen as the selected calendar year with respect to the Offer to amend the October 12, 2004 mispriced options is calendar year 2010.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend and related documents.

The information in the Offer to Amend is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended to add the following exhibits:

(a)(1)(C)	Election form (for use by facsimile), as amended and restated on October 24, 2007

(a)(1)(D)	Form of confirmation e-mail, as amended and restated on October 24, 2007

(a)(1)(F)	Form of final election confirmation statement, as amended and restated on October 24, 2007

(a)(1)(H)	Form of e-mail to employees regarding fixed date elections

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAMBUS INC.

/s/ Satish Rishi
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer

Date: October 24, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend Certain Options, dated October 18, 2007

(a)(1)(B)*	Communication to all eligible employees from Harold Hughes, dated October 18, 2007

(a)(1)(C)	Election form (for use by facsimile), as amended and restated on October 24, 2007

(a)(1)(D)	Form of confirmation e-mail, as amended and restated on October 24, 2007

(a)(1)(E)*	Forms of reminder e-mails to employees

(a)(1)(F)	Form of final election confirmation statement, as amended and restated on October 24, 2007

(a)(1)(G)*	Screen shots of other website at https://rmbs.equitybenefits.com

(a)(1)(H)	Form of e-mail to employees regarding fixed date elections

(b)	Not applicable

(d)(1)*	1997 Stock Plan (as amended and restated as of April 4, 2007) (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)

(d)(2)*	Form of Stock Option Agreement under 1997 Stock Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q, filed on July 29, 2003)

(d)(3)*	1999 Nonstatutory Stock Option Plan (as amended and restated as of April 4, 2007) and form of Stock Option Agreement thereunder (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.